Exhibit 99.7

LINEAR GOLD CORP Financial Statements (unaudited – Prepared by Management) December 31, 2006

In accordance with National Instrument 51-102, released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended December 31, 2006

LINEAR GOLD CORP
Balance Sheets
As at the periods ended
(unaudited - Prepared by Management)

	December 31	March 31
ASSETS	2006	2006
	$	$
CURRENT
Cash and cash equivalents	10,176,803	18,224,067
Marketable securities	-	75,375
(Market Value - $63,352; March 31, 2006 - $123,000)
Accounts receivable	6,717	150,928
Advances to / (from) joint venture partners	2,365	59,066
Sales taxes recoverable	1,564,866	1,257,876
Prepaid expenses	21,156	27,013
	11,771,907	19,794,325

DEPOSITS	33,708	32,960
CAPITAL ASSETS	337,140	411,405
RESOURCE PROPERTIES	23,694,924	17,578,785
	35,837,679	37,817,475

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	717,106	1,072,603
Advances from joint venture partners	-	-
	717,106	1,072,603

SHAREHOLDERS' EQUITY

SHARE CAPITAL (note 2(a))	43,037,858	42,070,678
WARRANTS (note 2(b))	259,354	259,354
CONTRIBUTED SURPLUS	1,756,656	1,807,515
DEFICIT	(9,933,295)	(7,392,675)
	35,120,573	36,744,872
	35,837,679	37,817,475

CONTINGENCIES AND COMMITMENTS (Note 5)

The accompanying notes form an integral part of these consolidated financial statements.

Approved by the Board of Directors

(s) Wade K. Dawe	(s) Derrick Gill
Wade K. Dawe	Derrick Gill

LINEAR GOLD CORP
Statements of Loss and Deficit
(unaudited - Prepared by Management)

	For the Three Months		For the Nine Months
	Ended December 31		Ended December 31
	2006	2005	2006	2005
	$	$	$	$
INCOME
Interest	113,046	154,081	394,558	514,950
Management fees	-	6,534	-	27,579
Other	34,500	4,500	74,019	13,500
	147,546	165,115	468,577	556,029
EXPENSES
Depreciation and amortization	13,180	27,544	41,296	62,119
Investor relations and marketing	126,348	55,171	538,962	124,029
Office	15,603	17,522	49,165	57,182
Premises	15,164	9,980	48,246	31,723
Professional Services	12,013	39,584	105,340	91,659
Regulatory and securities	22,763	12,689	62,222	52,708
Salaries and benefits	285,799	171,422	820,556	528,347
Stock compensation	99,808	176,546	269,570	421,276
Travel	50,299	56,695	143,030	157,832
	640,977	567,153	2,078,387	1,526,875

LOSS FROM OPERATIONS	(493,431)	(402,038)	(1,609,810)	(970,846)

OTHER INCOME (EXPENSES)
Foreign exchange	(103,154)	(78,879)	(81,568)	(101,519)
Capital Tax	-	(69,124)	-	(158,402)
Gain on sale of securities	181,686	-	237,146	-

LOSS BEFORE DISCONTINUED OPERATIONS	(414,899)	(550,041)	(1,454,232)	(1,230,767)
Discontinued operations - Linear Metals Distribution	-	-	(122,144)	-
NET LOSS	(414,899)	(550,041)	(1,576,376)	(1,230,767)
DEFICIT, beginning of period	(9,518,396)	(6,372,712)	(7,392,675)	(5,691,986)
DIVIDEND PAID (Note 3)	-	-	(964,244)	-
DEFICIT, end of period	$ (9,933,295)	$ (6,922,753)	$ (9,933,295)	$ (6,922,753)

LOSS PER SHARE - BASIC
and FULLY DILUTED	$ (0.02)	$ (0.03)	$ (0.07)	$ (0.06)

Weighted Average Number of Common Shares Outstanding	21,936,904	21,264,676	21,603,130	21,140,702

The accompanying notes form an integral part of these consolidated financial statements.

LINEAR GOLD CORP
Cash Flow Statements
(unaudited - Prepared by Management)

	For the Three Months		For the Nine Months
	Ended December 31		Ended December 31
	2006	2005	2006	2005
	$	$	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(414,899)	(550,041)	(1,576,376)	(1,230,767)
Charges (credits) to income not involving cash
Amortization	13,180	27,544	41,296	62,119
Gain on sale of marketable securities	(181,686)	-	(237,146)	-
Stock Compensation	99,808	176,546	269,570	421,276

	(483,597)	(345,951)	(1,502,656)	(747,372)
Changes in non-cash working capital
Accounts receivable and sales taxes recoverable	(257,030)	(365,417)	(162,779)	(181,005)
Due from exploration partners	(8,260)	151,901	56,701	28,191
Prepaid expenses	20,341	7,618	5,857	(2,167)
Deposits	(546)	(155)	(748)	(431)
Accounts payable and accrued liabilities	107,214	84,492	(203,575)	61,548
Exploration partners advances	-	-	-	(169,886)
	(621,878)	(467,512)	(1,807,200)	(1,011,122)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of equipment	(5,393)	1,591	(16,196)	(376,335)
Resource property interests and options, net	(2,430,303)	(2,712,001)	(7,183,140)	(8,179,841)
Proceeds on sale of marketable securities	206,811	-	312,521	-
	(2,228,885)	(2,710,410)	(6,886,815)	(8,556,176)

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued for cash	498,200	9,675	646,751	1,848,597
	498,200	9,675	646,751	1,848,597

INCREASE IN CASH AND CASH EQUIVALENTS	(2,352,563)	(3,168,247)	(8,047,264)	(7,718,701)
CASH AND CASH EQUIVALENTS, beginning of period	12,529,366	24,507,152	18,224,067	29,057,606
CASH AND CASH EQUIVALENTS, end of period	10,176,803	21,338,905	10,176,803	21,338,905

The accompanying notes form an integral part of these consolidated financial statements.

LINEAR GOLD CORP

Notes to Financial Statements

(Unaudited – Prepared by Management)

December 31, 2006

1.

Accounting Policies

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial statements.  Accordingly, certain information and note disclosure normally included in annual consolidated financial statements have been condensed or omitted.  These interim consolidated financial statements are based on accounting principles and practices consistent with those used in the preparation of the Company’s annual consolidated financial statements.   These interim consolidated financial statements should be read together with the Company’s March 31, 2006 audited consolidated financial statements and the accompanying notes.

2.

Share Capital

a)

Common Shares

The Company has authorized an unlimited number of common shares without par value.

The Company has also authorized an unlimited number of first preferred and second preferred shares without par value, of which none have been issued.

The following is a summary of changes in the Company’s issued common share capital during the periods ended December 31, 2006:

	3-months ended December 31, 2006		9-months ended December 31, 2006
	Number	Amount	Number	Amount

Opening balance	21,465,780	$42,285,576	21,380,980	$42,070,678
Shares issued on exercise of Warrants	-	-
Fair value of Warrants exercised	-	-
Shares issued pursuant to Stock Options	498,200	498,200	583,000	646,750
Fair value of Stock Options exercised	-	254,082	-	320,430

Closing balance	21,963,980	$43,037,858	21,963,980	$43,037,858

LINEAR GOLD CORP

Notes to Financial Statements

(Unaudited – Prepared by Management)

December 31, 2006

b)

Warrants

The following is a summary of warrant activity during the periods ended December 31, 2006:

	3-months ended December 31, 2006		9 months ended December 31, 2006
	Number	Amount	Number	Amount

Opening balance	193,548	$259,354	193,548	$259,354
Exercised	-	-	-	-
Expired	-	-	-	-

Ending Balance	193,548	$259,354	193,548	$259,354

The following is a summary of warrants outstanding as of December 31, 2006:

Expiry Date	Number of Warrants	Exercise Price

15-Feb-07	193,548	$7.75

c)

Stock Options

The following is a summary of stock option activity during the periods ended December 31, 2006:

	3-months ended December 31, 2006		9-months ended December 31, 2006
	Number	Weighted average exercise price	Number	Weighted average exercise price

Opening balance	2,239,700	$3.0	2,239,500	$3.03
Exercised	(498,200)	1.00	(583,000)	1.11
Issued	115,000	5.35	435,000	5.09
Cancelled	(25,000)	3.32	(260,000)	6.11

Ending Balance	1,831,500	$3.70	1,831,500	$3.70

LINEAR GOLD CORP

Notes to Financial Statements

(Unaudited – Prepared by Management)

December 31, 2006

The following is a summary of options outstanding as of December 31, 2006:

	Number of	Exercisable	Exercise
Expiry Date	Options	Options	Price

13-Jan-07	244,000	244,000	$2.00
31-May-07	185,000	185,000	$2.00
29-Jul-07	425,000	425,000	$2.00
12-Aug-07	45,000	29,250	$2.15
10-Nov-07	35,000	22,750	$3.75
11-Nov-07	50,000	32,500	$4.00
27-Jan-08	100,000	100,000	$1.00
3-Feb-08	35,000	10,500	$8.00
31-Mar-08	172,500	51,750	$8.80
2-Aug-08	10,000	3,000	$8.00
14-Dec-08	85,000	25,500	$4.50
14-Mar-09	10,000	-	$6.35
23-Jun-09	300,000	-	$5.00
5-Jul-09	20,000	-	$5.00
27-Oct-09	85,000		$5.00
8-Nov-09	30,000		$6.34
	1,831,500	1,129,250	$3.70

3.

Linear Metals Corporation Distribution

During June 2006, the Company completed its distribution of Linear Metals Corporation (“Linear Metals”), a 100%-owned subsidiary of the Company, as a dividend-in-kind to shareholders of record on June 26, 2006 (the “Record Date”).  Prior to the dividend distribution, the Company had transferred its La Morena and Tierra Blanca properties, located in Mexico, and its Seymour Lake and KM61 properties, located in Canada, to Linear Metals, as well as providing Linear Metals with an option to earn an 80% interest in the Cobre Grande property located in Mexico.

Ownership of Linear Metals was distributed to the Company’s shareholders on the basis of one unit of Linear Metals for each share of the company.  Each Unit of Linear Metals consisted of 0.8 common shares and one-tenth of a warrant, with each full warrant entitling the holder to purchase one share of Linear Metals at a price of $0.12 per share.  The Warrants expired on July 31, 2006.

LINEAR GOLD CORP

Notes to Financial Statements

(Unaudited – Prepared by Management)

December 31, 2006

During the year and prior to the distribution, the Company incurred expenditures of $122,144 through Linear Metals, arising from professional fees and filing fees associated with the completion of Linear Metals’ prospectus, private placement and TSX Venture listing.  These expenses have been included in the results of the Company and identified as Discontinued operations for the nine-month period ending December 31, 2006.

The amount of the dividend-in-kind was a net value of $964,244, which included Resource Properties transferred at a book value of $1,100,017, net of Linear Metals’ accumulated deficit of $135,773 up to the distribution date.

4.

Related Party Transactions

During the nine-month period ended December 31, 2006, the Company incurred expenditures with related parties, as follows:

$

Geological consulting fees paid to a director	400
Legal fees paid to a firm of which an officer is a partner	104,958
105,358

Of the legal fees paid to a firm of which an officer is a partner, $65,259 were incurred by Linear Metals up to the distribution date.

During the three-month period ended December 31, 2006, the Company provided financing in the form of demand loans in connection with the exercise of expiring stock options by certain officers and directors.  The demand loans were interest bearing, and all amounts were repaid to the Company as of December 31, 2006 along with interest of $1,689.

5.

Contingencies and Commitments

The Company follows Section 3290 Contingencies of the CICA handbook in determining accruals and related disclosure with respect to contingent losses.  Estimated contingent losses are accrued when it is considered likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the contingent loss can be reasonably estimated.

LINEAR GOLD CORP

Notes to Financial Statements

(Unaudited – Prepared by Management)

December 31, 2006

The Company has been advised that the income tax authority in Mexico has reviewed the funding of Linear Gold Corp. Mexico, S.A. de C.V. (formerly MIM Mexico, S.A. de C.V.) by its previous owners and has determined that this funding was taxable as revenue.  As such, the tax authorities in Mexico have issued an assessment of approximately $895,000 for income tax and value added tax on this assessed revenue, including interest and penalties.  The Company’s tax and legal advisors in Mexico have concluded that the assessment is incorrect and accordingly, the Company believes the loss is unlikely and no amount has been recorded in the financial statements.

6.

Subsequent Event

On February 1, 2007, the Company announced that it entered into an agreement with a syndicate of underwriters, pursuant to which the underwriters have agreed to purchase 4,000,000 Units, at a price of $5.00 per Unit, for aggregate proceeds to the Company of $20 million.  The Underwriters have the option to purchase up to an additional $5 million of Units at the issue price at any time prior to the closing of the offering.  Each Unit will consist of one common share and one-half of one common share purchase warrant.  Each whole warrant will entitle the holder to acquire a common share at a price of $5.50 for a period of 24 months following the closing date.

The offering is scheduled to close on February 22, 2007 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.

7.

Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current period’s presentation.

LINEAR GOLD CORP.

Management Discussion and Analysis

Quarterly Report – December 31, 2006

This Management Discussion and Analysis of Linear Gold Corp. (the “Company”) provides analysis of the Company’s financial results for the three and nine-month periods ended December 31, 2006.  The following information should be read in conjunction with the accompanying unaudited financial statements and the notes to the unaudited financial statements.

This discussion includes certain statements that may be deemed “forward-looking statements”. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward looking statements.

1.1

Date of Report

This report is prepared as of February 9, 2007.

1.2

Nature of Business and Overall Performance

Linear Gold Corp. (the “Company”) is a mineral exploration company listed on the Toronto Stock Exchange.  The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

The Company owns or controls, under option, an interest in 13 properties, including 10 properties in Mexico, through its subsidiary Linear Gold Mexico, S.A. de C.V., and three properties in the Dominican Republic, through its subsidiary Linear Gold Caribe, S.A.  During June 2006, the Company completed a Corporate Reorganization (See 1.13 Corporate Reorganization), which resulted in the distribution of the Company’s shares in Linear Metals Corporation (“Linear Metals”), a 100%-owned subsidiary, to the Company’s shareholders of record on June 26, 2006.  In connection with the reorganization, the La Morena and Tierra Blanca properties, located in Mexico, and the Seymour Lake and KM 61 properties, located in Canada, were transferred to Linear Metals, and Linear Metals was provided with an option to earn an 80% interest in the Cobre Grande property, also located in Mexico.

In Fiscal 2005, the Company announced the discovery of the Campamento Gold Deposit on its 100% owned Ixhuatan Project located in Chiapas, Mexico.  The Ixhuatan Project, which is the Company’s key asset and primary focus, covers 98,000 hectares.  During the first three quarters of Fiscal 2007, the Company continued the systematic exploration of the Ixhuatan Project, including the completion of a 43-101 compliant independent resource estimate in June 2006.

During the current quarter, the Company continued to focus on the Ixhuatan Project and completed an additional 3,600 metres of drilling in 19 new holes, bringing the total to 39,100 metres of drilling in 194 complete or partial holes as of December 31, 2006.  Management expects that the Ixhuatan Project will continue to be the primary focus of the Company throughout Fiscal 2007 and beyond.

During the nine-month period ending December 31, 2006, operating expenses totaled $2.1 million, an increase of 36% over the same period in the preceding year.  The increase was primarily attributable to Investor Relations and Marketing expenses, which represented 26% of the total operating expenses and increased 335% over the same period in the previous fiscal year.  The Company’s only significant source of revenue continues to be from interest earned on the Company’s cash balances and, accordingly, the Company expects to continue to incur operating losses for the foreseeable future.

The Company will continue to fund operating losses and exploration expenditures out of existing working capital, which totaled $11.1 million at December 31, 2006.

1.3

Selected Annual Information

Expressed in thousands of Canadian dollars, except per share amounts.

Fiscal Years ended March 31	2006	2005	2004	2003	2002

Revenues	$ 723	$ 309	$ 102	$ 8	$ 19
Net Loss	$ 1,701	$ 2,234	$ 792	$ 486	$ 490
Basic & Diluted Net Loss per share	$ 0.08	$ 0.14	$ 0.08	$ 0.07	$ 0.10
Total Assets	$ 37,817	$ 36,592	$ 9,198	$ 964	$ 1,107
Total Long-term liabilities	$ -	$ -	$ -	$ -	$ -
Cash dividends per common share	N/A	N/A	N/A	N/A	N/A

This financial data has been prepared in accordance with Canadian generally accepted accounting principles and all figures are stated in Canadian dollars.

The Company has recorded losses in all of the three most recently completed Fiscal Years and expects to continue to record losses until such time as an economic resource is identified, developed and exploited on one or more of the Company’s properties.  The Company significantly increased the level of exploration and corporate activity during Fiscal 2005 and 2006, resulting in significantly higher levels of corporate and exploration expenditures which the Company expects to maintain for the foreseeable future.  Accordingly, the Company is anticipating an operating loss from continuing operations of approximately $2.0 million during Fiscal 2007.  The Company’s net loss will be significantly affected by any write-down or abandonment of any properties in a given period.

1.4

Results of Operations

Three months ending December 31

During the three-month period ended December 31, 2006, the Company incurred a net loss of $0.4 million, compared to a net loss of $0.6 million during the same quarter of the previous fiscal year.  Interest revenue decreased 27% due to an average cash balance which declined 52% over the same period in the previous year following the completion of a financing during the fourth quarter of Fiscal 2005 and continued financing of exploration and operating expenditures from the Company’s working capital balance since that date.  The Company expects that continued exploration programs will result in reduced cash balances and a resulting decrease in interest revenue, which is expected to total $0.4 million for Fiscal 2007.  Management fee revenue decreased from $6,534 in the third quarter of the previous year to $nil for the current period.  The Company is not currently acting as operator on any of its joint venture properties and does not expect to earn any management fee revenue during Fiscal 2007.  Other income for the three-month period ending December 31, 2006 consists primarily of $7,000 in rental income, which is an increase of 55% over the third quarter of Fiscal 2006, and $27,500 in administrative service fees arising from the provision of management services to companies sub-leasing office space from the Company.

Operating expenses for the quarter were $0.6 million, an increase of 13% over the same period in the preceding year.  Operating expenses during the quarter included non-cash Stock based compensation of $0.1 million attributable to the value of stock options earned in the period, a decrease of 43% over the previous year, and Depreciation and amortization of $13,180, representing a decrease of 52% over the previous year.  Compared to the same period in the preceding year, Investor relations and marketing expenses increased by $0.1 million or 129% as a result of new initiatives undertaken during the current fiscal year; Salaries and benefits expenses increased 67% over the same period of Fiscal 2006 to $0.3 million due to the addition of Company personnel and staff salary increases; Regulatory and securities expense increased 79%; and Professional services expenses decreased by 70%.   Travel expense remained consistent at $0.1 million.  The Company expects to continue its current level of activity and anticipates total cash operating costs of approximately $2.0 million during Fiscal 2007.

The Company also recognized a gain on sale of securities of $0.2 million due to the sale of marketable securities during the quarter.

A foreign exchange loss of approximately $0.1 million was recorded during the quarter, the same as the foreign exchange loss recorded in the same period of the previous year.  The Company may continue to incur foreign exchange gains and losses arising from changes in the value of foreign currencies, primarily Mexican and U.S., used in the conduct of its business, relative to the Canadian dollar.

During the same period of the previous year, the Company recognized a capital tax expense of $0.1 million.  Due to tax planning strategies in the current fiscal year, the Company has not recognized a capital tax expense.

Nine months ending December 31

During the nine-month period ended December 31, 2006, the Company incurred a net loss of $1.6 million, as compared to a loss of $1.2 million during the same period of the previous year.  Interest revenue decreased 23% due to an average cash balance which declined 52% over the same period in the previous year, offset by higher interest rates.  The Company also realized a total gain on the sale of marketable securities during the nine-months ending December 31, 2006 in the amount of $237,146.

Operating expenses for the nine-month period were $2.1 million, an increase of $0.5 million or 36% over the same period of the preceding year.  Operating expenses during the nine-month period included non-cash Stock based compensation of $0.3 million attributable to the value of stock options earned in the period, a decrease of 36% over the previous year, and Depreciation and amortization of $41,296, a decrease of 34% from the expense in the previous year.  Compared to the same period in the preceding year, Investor relations and marketing expenses increased by $0.4 million or 335% due to new marketing initiatives undertaken during Fiscal 2007;  Salaries and benefits expenses increased by $0.3 million or 55% primarily as a result of increased staff levels in the current year and executive bonuses paid during the first quarter of Fiscal 2007; and Professional services increased by 15%, primarily as a result of fees associated with the Company’s Reorganization in the first quarter of Fiscal 2007, which preceded the distribution of Linear Metals (refer to section 1.13).

1.5

Summary of Quarterly Results and Significant First Quarter Events

Expressed in thousands of Canadian dollars, except per share amounts.

	Fiscal 2007			Fiscal 2006				Fiscal 2005
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	Dec-06	Sep-06	Jun-06	Mar-06	Dec-05	Sep-05	Jun-05	Mar-05

Revenues	$148	$163	$158	$167	$165	$210	$181	$122
Loss from continuing operations	$415	$352	$687	$470	$550	$434	$246	$585
Loss from discontinued operations	Nil	Nil	$122	Nil	Nil	Nil	Nil	Nil
Net loss	$415	$352	$809	$470	$550	$434	$246	$585
Basic & diluted net loss per share	$0.02	$0.02	$0.04	$0.02	$0.03	$0.02	$0.01	$0.03
Total assets	$35,838	$35,280	$35,795	$37,817	$37,557	$38,368	$38,539	$36,592

This financial data has been prepared in accordance with Canadian generally accepted accounting principles and all figures are stated in Canadian dollars.

During the third quarter of Fiscal 2007, the Company continued its primary focus on the Ixhuatan project.  Resource property expenditures totaled $2.7 million for the quarter, of which 90% of the total was incurred on the Ixhuatan project.

Revenues for the quarter were $0.2 million, a decrease of 11% from the comparable period of the previous year.  The decrease over the previous year was primarily attributable to a decrease in Interest Revenue due to a lower cash balance, and the loss of management fee revenue previously earned by the Company acting as operator of projects subject to joint ventures.

Operating expenses during the quarter were $0.6 million, an increase of 11% over the same period of the previous year.  Investor relations and marketing expense increased $0.1 million, which was up 129% over the previous year as a result of increased marketing initiatives undertaken by the Company.  Salaries and Benefits expense increased $0.1 million due to staff raises and staff bonuses paid at the end of the current quarter.  This was offset by a decrease in Professional services of 70% and Depreciation and amortization of 52%.  Other expenses were consistent with the same quarter of the previous fiscal year.

1.6

Liquidity and Capital Resources

Three months ending December 31

As of December 31, 2006, the Company had working capital of $11.1 million, as compared with working capital of $13.4 million at the end of the preceding quarter, a decrease of $2.3 million.

During the quarter ended December 31, 2006, the Company used $0.6 million of working capital to fund operating expenses.  Net Resource property expenditures during the period totalled $2.4 million, with the majority of the expenses funded from the Company’s working capital, as were the Company’s capital asset additions of $5,393.  The Company plans total Resource property expenditures of approximately $10 million during Fiscal 2007, which will be funded primarily from its working capital balance.

During the quarter, 498,200 stock options were exercised at a price of $1.00 for total proceeds to the company of $498,200.  Also during the quarter, 115,000 stock options were issued at an average price of $5.35 per share.

Subsequent to the end of the period, the Company announced an agreement with a syndicate of underwriters, pursuant to which the underwriters have agreed to purchase 4,000,000 Units, at a price of $5.00 per Unit, for aggregate proceeds to the Company of $20 million.

Nine months ending December 31

Compared to a working capital balance of $18.7 million as of the year ending March 31, 2006, the Company had a decrease in working capital of $7.6 million for the nine-month period ending December 31, 2006.  The Company used $1.8 million to fund operating expenses for the nine-month period and approximately $7.2 million to fund Resource property expenditures.  During the period, the Company received proceeds on the sale of marketable securities of $0.3 million.

During the nine-month period, 583,000 stock options were exercised at an average price of $1.11 for total proceeds to the company of $646,751.  Also during the nine-month period, 435,000 stock options were issued at an average price of $5.09 per share, and 260,000 stock options were expired or cancelled at an average exercise price of $6.11 per share.

1.7

Off-Balance Sheet Arrangements

At December 31, 2006, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.8

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred expenditures, the recognition and disclosure of contingencies, as well as the value of stock-based compensation. All of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors including the market value of the Company’s share and the financial objectives of the stock-based instrument holders.

The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves and the ability of the Company to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

The Company accounts for contingencies in accordance with CICA Handbook Section 3290, Contingencies.  Estimated loss contingencies are accrued when the information available to the Company indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and that the amount of the contingent loss can be reasonably estimated.

As discussed in Note 5 to the December 31, 2006 financial statements, the Company has been advised that the income tax authority in Mexico has reviewed the funding of Linear Gold Corp. Mexico, S.A. de C.V. (formerly MIM Mexico, S.A. de C.V.) by its previous owners and has determined that this funding was taxable as revenue.  As such, the tax authorities in Mexico have issued an assessment of approximately $895,000 for income tax and value added tax on this assessed revenue, including interest and penalties.  The Company’s tax and legal advisors in Mexico have concluded that the assessment is incorrect and accordingly, the Company believes the loss is unlikely and no amount has been recorded in the December 31, 2006 financial statements.

1.9

Transactions with Related Parties

During the nine-month period ended December 31, 2006, the Company incurred legal fees totalling $104,958 with a law firm of whom the managing partner is an officer of the Company and paid geological consulting fees of $400 to a director.  The legal fees were primarily related to the Corporate Reorganization described in section 1.13 and were incurred by both the Company and by Linear Metals up to the date of the Corporate Reorganization.

During the three-month period ended December 31, 2006, the Company provided financing in the form of demand loans in connection with the exercise of expiring stock options by certain officers and directors.  The demand loans were interest-bearing, and all amounts were repaid to the Company as of December 31, 2006 along with interest of $1,689.

1.10

Financial Instruments and Other Risks

The Company’s financial instruments consist of cash, marketable securities, receivables, prepaid expenses, a reclamation bond deposit, accounts payable and amounts advanced to joint venture partners.  Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments.  The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve many risks, many of which are outside the Company’s control.  In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access.

The prices of metals fluctuate widely and are affected by many factors outside of the Company’s control.  The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies.  The Company relies on equity financing for its long-term working capital requirements and to fund its exploration programs.  The Company does not have sufficient funds to put any of its resources interests into production from its own financial resources.  There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

1.11

Outstanding Share Data

d)

Common Shares

The Company has authorized an unlimited number of common shares without par value.

The Company has also authorized an unlimited number of first preferred and second preferred shares without par value, of which none have been issued.

At December 31, 2006, the Company had issued and outstanding 21,963,980 common shares with a recorded value of $43,037,858.

At February 9, 2007, the Company has issued and outstanding 22,207,980 common shares with a recorded value of $43,672,258 based upon the exercise of options subsequent to period end.

e)

Warrants

At December 31, 2006 and February 9, 2007, the Company has 193,548 warrants outstanding with a recorded value of $259,354.

The following is a summary of warrants outstanding as of December 31, 2006 and February 9, 2007:

Expiry	Number of	Exercise
Date	Warrants	Price

15-Feb-07	193,548	$7.75

f)

Options

At December 31, 2006, the Company had 1,831,500 options outstanding exercisable into common shares of the Company at an average exercise price of $3.70 per share.

At February 9, 2007, the Company has 1,702,500 options outstanding exercisable into common shares of the Company at an average exercise price of $4.03 per share based upon the exercise, cancellation and issuance of options subsequent to year end.

The following is a summary of stock option transactions that occurred between January 1 and February 9, 2007:

	Number	Weighted average exercise price

Outstanding December 31, 2006	1,831,500	$3.70
Exercised	(244,000)	2.00
Granted	115,000	5.00

Outstanding February 9, 2007	1,702,500	$4.03

1.12

Deferred Resource Property Expenditures

Details of the Company’s Deferred Resource Property Expenditures during the three and nine-month periods ended December 31, 2006 are included in Schedules “A” and “B” respectively.

The Company incurred Resource property expenditures of $7.2 million during the nine-months ending December 31, 2006, with approximately 96% of the total expended in Mexico and 4% in the Dominican Republic.  During the period, the Company funded 100% of the Resource property expenditures from working capital, net of a $0.1 million option payment received by Linear Metals prior to the June distribution to Linear’s shareholders.

Mexico

Within Mexico, the Company incurred exploration expenditures of $2.6 million during the current quarter with 92% of the total incurred on the Ixhuatan Project and the balance of the expenditures incurred over the Company’s other properties in Mexico and in review of new opportunities within the country.

During the current period, the Company continued the Ixhuatan drill program that was initiated in January 2004 and completed an additional 3,600 metres of drilling in 19 holes. As of December 31, 2006, the Company had completed approximately 39,100 metres of diamond drilling on the Ixhuatan Project through a total of 194 holes completed or in progress.

During the first quarter of Fiscal 2007, the Company announced the results of an independent 43-101 compliant resource estimate on the Campamento Deposit, reporting measured, indicated and inferred resources based on a range of cut-off grades.  The Company is proceeding with a scoping study on the Campamento Deposit in order to determine the economic viability of the resource, which is not a mineral reserve.

The Company is planning exploration expenditures of approximately $8.7 million on the Ixhuatan property during Fiscal 2007, including continued drilling, regional exploration and completion of the Campamento scoping study.  The Company has also reserved an additional $1.2 million to expand the Fiscal 2007 Ixhuatan exploration program should the results merit an increase.

Dominican Republic

During the current quarter, Resource property expenditures in the Dominican Republic totalled $0.1 million, which was primarily incurred on the Company’s Loma Hueca and Ampliacion Pueblo Viejo properties.  With respect to the Company’s Loma el Mate property, Everton earned its 50% interest in the property during 2006 and acted as interim operator during a 12-hole drill program reported during the quarter.  The program successfully identified high grade polymetallic massive sulphide mineralization and the Company, in consultation with Everton, is currently considering a follow-up program.  All future expenditures for the Loma El Mate property will continue to be funded on a 50:50 basis with Everton.

1.13

Corporate Reorganization

During the first quarter of Fiscal 2007, the Company completed its distribution of Linear Metals, a 100%-owned subsidiary of the Company, as a dividend-in-kind valued at $964,244 to the Company’s shareholders of record as of June 26, 2006.  In connection with the reorganization, the La Morena and Tierra Blanca properties, located in Mexico, were transferred to Linear Metals Corp. Mexico, S.A. de C.V., a wholly owned subsidiary of Linear Metals, and the Seymour Lake and KM 61 properties, located in Canada, were transferred to Linear Metals.  The Company also provided Linear Metals with an option to earn an 80% interest in the Cobre Grande project located in Mexico.  The Company’s 100% interest in Linear Metals was distributed to the Company’s shareholders of record on June 26, 2006 on the basis of one unit of Linear Metals for each share of the Company.  Each unit of Linear Metals consisted of 0.8 of a common share and one-tenth of a warrant, with each full warrant entitling the holder to purchase one share of Linear Metals at $0.12 per share.

Prior to the reorganization, the Company incurred expenditures of $122,144 through Linear Metals, arising from professional fees and filing fees associated with the completion of Linear Metals’ prospectus, private placement and TSX Venture listing.  These expenses have been included in the results of the Company and identified as Discontinued operations for the nine-month period ending December 31, 2006.

The reorganization resulted in two stand-alone entities with initially identical shareholder bases – one company focused on gold and the other primarily on copper-silver.  Linear Metals has appointed a Board of Directors consisting of four individuals, two of whom are independent of Linear Gold.   Management of Linear Gold will serve as interim officers of Linear Metals until a president is appointed by its board.

1.14

Subsequent Event

On February 1, 2007, the Company announced that it entered into an agreement with a syndicate of underwriters, pursuant to which the underwriters have agreed to purchase 4,000,000 Units, at a price of $5.00 per Unit, for aggregate proceeds to the Company of $20 million.  The Underwriters have the option to purchase up to an additional $5 million of Units at the issue price at any time prior to the closing of the offering.  Each Unit will consist of one common share and one-half of one common share purchase warrant.  Each whole warrant will entitle the holder to acquire a common share at a price of $5.50 for a period of 24 months following the closing date.

The offering is scheduled to close on February 22, 2007 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.

Net proceeds from the offering will be used to advance the exploration of the Ixhuatan Project and for general corporate purposes.

1.15

Other Information

Additional information regarding the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.lineargoldcorp.com.

LINEAR GOLD CORP					SCHEDULE “A”
Schedule of Resource Properties
for the three-month period ended December 31, 2006

Details of Resource Properties

	Ixhuatan	Cobre Grande	Mexico	Dominican	Total
	Mexico	Mexico	Other	Republic	31-Dec-06
Mineral Properties
Balance, beginning of period	$1,031,447	$168,812	$228,949	$741,031	$2,170,239
Expenditures during period	106	-	5,351	-	5,456
Transfer of properties during period	-	-	-	-	-
Balance, end of period	$1,031,553	168,812	$234,300	$741,031	$2,175,695

Deferred Exploration expenditures:
Drilling	1,095,764	-	75,057	1,578	1,172,399
Environmental	-	-	3,851	175	4,026
Geochemistry	16,886	-	-	6,490	23,376
Geology	819,313	-	69,095	47,925	936,332
Geophysics	131,767	-	-	0	131,767
Legal	-	-	-	-	-
Property evaluation	200,568	-	3,150	4,757	208,475
Reporting	-	-	-	-	-
Road construction	49,606	-	-	-	49,606
Supervision	137,050	-	51,767	7	188,824
Trenching	16	-	-	32	48
Management fees	-	-	-	-	-
	2,450,970	-	202,919	60,964	2,714,853
Balance, beginning of period	15,804,525	1,046,450	1,331,527	621,873	18,804,375
	18,255,495	1,046,450	1,534,446	682,837	21,519,229

Proceeds from option payments	-	-	-	-	-
Exploration partner contributions	-	-	-	-	-
Transfer of properties during period	-	-	-	-	-
	18,255,495	1,046,450	1,534,446	682,837	21,519,229
Mineral properties and deferred
exploration expenditures	$19,287,048	1,215,262	$1,768,746	$1,423,868	$23,694,924

LINEAR GOLD CORP						SCHEDULE “B”
Schedule of Resource Properties
for the nine-month period ended December 31, 2006

Details of Resource Properties

	Seymour Lake	Ixhuatan	Cobre Grande	Mexico	Dominican	Total
	Canada	Mexico	Mexico	Other	Republic	31-Dec-06
Mineral Properties
Balance, beginning of period	$104,107	$991,883	257,259	$ 406,321	$741,031	$2,500,601
Expenditures during period	-	39,670	-	80,667	-	120,336
Transfer of properties during period	(104,107)	-	(88,447)	(252,688)	-	(445,242)
Balance, end of period	$-	$1,031,553	168,812	$234,300	$741,031	$2,175,695

Deferred Exploration expenditures:
Drilling	-	2,735,366	-	75,057	129,396	2,939,819
Environmental	-	-	-	8,446	5,504	13,951
Geochemistry	-	123,519	-	-	24,544	148,063
Geology	-	2,262,273	-	303,127	104,844	2,670,244
Geophysics	-	131,767	-	-	3	131,770
Legal	-	-	-	-	-	-
Property evaluation	-	654,021	-	111,942	5,041	771,004
Reporting	-	-	-	-	-	-
Road construction	-	86,514	-	-	-	86,514
Supervision	-	342,844	-	175,349	1,288	519,481
Trenching	-	5,856	-	-	5,602	11,458
Management fees	-	-	-	-	1,637	1,637
	-	6,342,160	-	673,921	277,859	7,293,940
Balance, beginning of period	461,076	11,913,336	1,046,450	1,252,344	404,978	$15,078,184
	461,076	18,255,496	1,046,450	1,926,265	682,837	22,372,124

Proceeds from option payments	-	-	-	(85,440)	-	(85,440)
Exploration partner contributions	-	-	-	-	-	-
Transfer of properties during period	(461,076)		-	(306,379)		(767,455)
	-	18,255,496	1,046,450	1,534,446	682,837	21,519,229
Mineral properties and deferred
exploration expenditures	$-	$19,287,049	1,215,262	$1,768,746	$1,423,868	$23,694,924

Linear Gold Corp.

Form 52-109F2 – Certification of Interim Filings

I, Wade K. Dawe, President and Chief Executive Officer, Linear Gold Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in the Issuers’ Annual and Interim Filings) of Linear Gold Corp. (the issuer) for the interim period ending December 31, 2006.

2.

Based on my knowledge, the interim filings do not contain any untrue statements of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operation and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:

February 9, 2007

Signature:

/s/ Wade K. Dawe

Wade K. Dawe

Title:

President and Chief Executive Officer

Linear Gold Corp.

Form 52-109F2 – Certification of Interim Filings

I, Brian MacEachen, Vice-President and Chief Financial Officer, Linear Gold Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in the Issuers’ Annual and Interim Filings) of Linear Gold Corp. (the issuer) for the interim period ending December 31, 2006.

2.

Based on my knowledge, the interim filings do not contain any untrue statements of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operation and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:

February 9, 2007

Signature:

/s/ Brian MacEachen

Brian MacEachen

Title:

Vice-President and Chief Financial Officer